50 8/31/04

SECURITI [redacted] ;SION

04013299

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA EQUITY RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 LAFAYETTE ROAD
(No. and Street)

NORTH HAMPTON	NH	03862-0670
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID O'LEARY 603 964-4499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,		03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID O'LEARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPHA EQUITY RESEARCH, INC., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

STEPHANIE A. PERKINS, Notary Public
My Commission Expires January 4, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPHA EQUITY RESEARCH, INC.

FINANCIAL STATEMENTS

JUNE 30, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Alpha Equity Research, Inc.
North Hampton, NH

We have audited the accompanying statement of financial condition of Alpha Equity Research, Inc. (the Company) as of June 30, 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Equity Research, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2004

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents	$ 543,382
Deposits with clearing organizations	25,000
Receivable from customers	18,708
Investment in affiliate	25,000
Furniture and equipment, at cost less, accumulated depreciation of $87,129	30,428
Not readily marketable securities, at estimated fair value	3,465
Deferred state tax asset	10,058
Deferred federal tax asset	27,065
Total Assets	$ 683,106

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 120,673
Deferred revenue	268,696
Income taxes payable	13,618
Total Liabilities	402,987
Stockholders' Equity	
Common stock, no par value, shares authorized 500; 350 issued and 340 outstanding shares	191,054
Retained earnings	104,065
Less 10 shares of common stock in treasury, at cost	(15,000)
Total Stockholders' Equity	280,119
Total Stockholders' Equity and Liabilities	$ 683,106

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 159,233
Fee income	1,354,808
Interest and dividends	4,762
Net investment losses	(16,635)
	1,502,168
Expenses:	
Employee compensation and benefits	934,338
Floor brokerage, exchange, and clearance fees	34,572
Communications	20,617
Occupancy	111,966
Taxes, other than income taxes	46,647
Other expenses	297,348
	1,445,488
Income Before Income Taxes	56,680
Provision for Income Taxes	11,864
Net Income	$ 44,816

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at July 1, 2003	$ 191,054	$ 59,249	$ (30,000)	$ 220,303
Net Income		44,816		44,816
Sale of Treasury Stock	-		15,000	15,000
Balance at June 30, 2004	$ 191,054	$ 104,065	$ (15,000)	$ 280,119

The accompanying notes are an integral part of these financial statements.

ALPHA EQUITY RESEARCH, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net income		$ 44,816
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 11,171	
Deferred taxes	(8,891)	
Unrealized loss on non-marketable securities	16,635	
(Increase) decrease in operating assets:		
Decrease in receivable from broker-dealers	33,303	
Decrease in receivable from customers	16,394	
Decrease in deposits	2,988	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(52,102)	
Decrease in deferred revenues	(218,374)	
Increase in income taxes payable	4,695	
Total adjustments		(194,181)
Net cash used by operating activities		(149,365)
Cash flows from investing activities		
Purchase of furniture and equipment		(11,930)
		-
Net cash used by investing activities		(11,930)
Cash flows from financing activities		
Sale of treasury stock		15,000
Net cash provided by financing activities		15,000
Net decrease in cash		(146,295)
Cash at beginning of the year		689,677
Cash at end of the year		$ 543,382

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 7,139

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ALPHA EQUITY RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated on November 8, 1994. It serves as a broker/dealer in securities and provides research to portfolio managers. Related commission revenue and expenses are recorded on a settlement date basis.

Deferred Revenue

The Company receives a significant amount of its revenues as fee income. This income is recognized ratably over the term of the contract, which is typically twelve months.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended June 30, 2004, depreciation expense was $11,171.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2004, these securities at estimated fair value consist of equities valued at $3,465.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $156,137 at June 30, 2004, which exceeded required net capital of $26,866 by $129,271. The ratio of aggregate indebtedness to net capital at June 30, 2004 was 258.1%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 14,283	$ 6,473	$ 20,756
Deferred	(9,631)	739	(8,892)
	$ 4,652	$ 7,212	$ 11,864

As of June 30, 2004 the Company had a capital loss carry forward of $134,196, which is available for five years to offset any taxable capital gain earnings.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space, office equipment and an automobile. The Company is leases its office space from a related party, Alpha Equity Realty. Approximate future minimum lease payments of all non-cancelable operating leases for the next five years is as follows:

2005	$55,008
2006	54,378
2007	54,000
2008	54,000
2009	54,000
	$271,386

Rent expense for the office space for the fiscal year 2004 was $88,550.

ALPHA EQUITY RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

JUNE 30, 2004

NOTE 5- RETIREMENT PLAN

The Company has a discretionary noncontributory defined contribution SEP-IRA plan covering substantially all of its employees. Contributions to the plan totaled $112,088 for the period ended June 30, 2004.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7- RELATED PARTY TRANSACTIONS

The majority stockholder of Alpha Equity Research, Inc. is also the majority stockholder of two affiliated companies, Alpha Equity Research Publishing Co and Alpha Equity Realty, LLC.

Alpha Equity Research Publishing Co. produces the master list, stock picker, stock checker, and marketing materials to online trading firms for Alpha Equity Research, Inc. For the fiscal year ending June 30, 2004, the amount paid for these services was $46,084. No amount was due to or from this related party at June 30, 2004.

Alpha Equity Reality, LLC owns the office space that Alpha Equity Research, Inc. rents. The total amount of rent paid to this related party during the fiscal year was $32,000. No amount was due to or from this related party at June 30, 2004.

ALPHA EQUITY RESEARCH, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2004

ALPHA EQUITY RESEARCH, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2004

Total ownership equity from statement of financial condition	$ 280,119
Total nonallowable assets from statement of financial condition	(114,724)
Net capital before haircuts on securities positions	165,395
Haircuts on securities	(2,868)
Net capital	$ 162,527
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 402,987
Total aggregate indebtedness	$ 402,987
Percentage of aggregate indebtedness to net capital	248.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 26,866
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 26,866
Excess net capital	$ 135,661

ALPHA EQUITY RESEARCH, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2004

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2004	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2004
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 399,650	$ (119,531)	$ 280,119
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	94,691	20,033	114,724
Haircuts on securities	5,162	(2,294)	2,868
Total deductions	99,853	17,739	117,592
Net capital	$ 299,797	$ (137,270)	$ 162,527

SCHEDULE II

ALPHA EQUITY RESEARCH, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2004

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ALPHA EQUITY RESEARCH, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2004

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ALPHA EQUITY RESEARCH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

Alpha Equity Research Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Alpha Equity Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Alpha Equity Research, Inc., (the Company), for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other ~~than these~~ specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2004